Mail Stop 4561

May 30, 2008

Keith Seidman
Chief Financial Officer
Acme Packet, Inc.
71 Third Avenue
Burlington, MA 01803

Re: Acme Packet, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 13, 2008
File No. 001-33041

Dear Mr. Seidman:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Customers, page 15

1.   We note your disclosure that four customers accounted for 56% of your net revenue in fiscal year 2007. However, it appears that you have not filed any contracts with these customers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Please provide us with more information about your contractual

arrangements with these major customers. For example, please indicate if your master agreements with these customers differ in any material way from each other or from your master agreements with other direct customers. Please also explain if sales to these customers in fiscal year 2007 were based on a few large purchase orders or multiple small ones.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

2. Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how you plan to face the challenges of increasing competition in your market.

Results of Operations, page 49

3. We note from your disclosures that product revenues increased during fiscal year 2007 as a result of an increase in the number of systems sold and an increase in the average selling price of those systems due to changes in the product software configuration mix and level of software license upgrades. Tell us your consideration of providing additional disclosures that quantify and analyze the number of systems sold and the average selling price of those systems sold. In this respect, you should provide disclosures that quantify the extent to which increases in product revenues are attributable to changes in price and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

4. Your disclosures on page 43 state that gross profit has been affected by many factors, including the demand for products and services, the average selling price of products, new product introductions, the mix of sales channels through which products are sold, and the volume and costs of manufacturing hardware products. Tell us your consideration of providing disclosures that quantify or otherwise

describe the impact each of the items has on your gross margin. We refer you to Section III.B of SEC Release 33-8350.

5. Your disclosures do not indicate whether depreciation and amortization is included in the gross profit margins. In this regard, tell us how you considered the guidance in SAB Topic 11B. For each year presented tell us whether any amount of depreciation and amortization has been allocated to cost of revenues.

Liquidity and Capital Resources, page 56

6. We note from your disclosures that the increase in days sales outstanding for the quarter ended December 31, 2007 was attributable to a higher level of revenue from indirect partners and international customers and the timing of shipments. Describe the payment terms you offer to your indirect partners and international customers, and clarify whether there have been any changes in the payment terms compared to those you have offered in the past. In addition, explain why the timing of shipments was also a factor contributing to the increase in days sales outstanding for the quarter ended December 31, 2007.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 9. Segments, page 89

7. We note that you disclose international sales in total for each year presented. Tell us whether sales attributable to any individual foreign country are material. In this respect, material sales to an individual foreign country should be disclosed separately. We refer you to paragraph 38.a of SFAS 131.

Item 9A. Controls and Procedures, page 91

8. We note your statement that "[i]n designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Accordingly, your disclosure should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Please confirm that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report. We note that the

disclosures in your last two Form 10-Qs do indicate that your disclosure controls and procedures were effective at the reasonable assurance level.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief